Second Quarter Report

For The Three and Six Months Ended June 30, 2004

Additional information relating to the Company, including the Company’s Annual

Information Form, is on SEDAR at www.sedar.com.

Second Quarter Report to Shareholders
Financial Results – Management’s Discussion and Analysis
Interim Consolidated Balance Sheets
Interim Consolidated Statements of Operations and Deficit
Interim Consolidated Statements of Cash Flows
Notes to Interim Consolidated Financial Statements

Second Quarter Report to Shareholders

It is difficult to convey the excitement and confidence we have for our growth prospects, particularly in light of our disappointing first half financial results. Nonetheless, I want to assure our stakeholders that we have taken measured steps to improve our financial results in the second half of the year. The range of opportunities we are addressing, combined with the progress we are making across all of our business units, makes us confident that we are building a foundation from which to deliver sustained value to our stakeholders in future quarters.

Our 2004 Goals

Our ultimate goal at Hydrogenics is to deliver sustainable value to our shareholders through a balanced portfolio of growth strategies. We strive to minimize our financial risk through a ‘horizontal business model’ yet maximize our opportunity to participate in many facets of fuel cell commercialization, extending from test equipment, to fuel cell power modules, as well as hydrogen generation technologies. We set targets every year that we view as being instrumental in tracking these objectives. These are referenced under the broad headings of “Commercial Sustainability”, “Strategic Alliances”, “Commercial Power Products” and “Global Reach”.

Commercial Sustainability. Although second quarter and year-to-date revenues have declined, we have successfully kept our expenses in check. Excluding $2.2 million spent for working capital, net cash used in operating activities for the second quarter ended June 30, 2004, was $5.3 million. Our cash and short-term investments as at June 30, 2004 totaled $95.7 million, largely on account of the follow-on equity offering that the Company undertook in the first quarter, which added $60.1 million to our cash reserves.

We are pleased to report in excess of $19 million in confirmed orders and commitments under long term contracts, including R&D grants in excess of $5 million. This is due, in part, to our enhanced strategic relationships with John Deere and ChevronTexaco. Also of note is that test equipment and services represent approximately 40 percent of this order backlog. As well, we have demonstrated increased success in garnering access to a diverse portfolio of funded demonstration projects in key markets. In addition to the already recognized year-to-date R&D grants of $2.1 million, we have secured contracts for an additional $5.4 million of funding, of which approximately 50% is expected to be received in 2004. Our weaker than anticipated revenues, primarily in the test equipment division, led us to implement a 5% reduction to headcount, together with additional cost reductions throughout the Company.

We are still heavily dependent upon our test equipment business to achieve our goal of commercial sustainability and as such we are clearly disappointed in our top-line revenues for the year-to-date. We are committed to re-establishing growth in our test equipment business through product improvements and increased involvement from corporate management at all levels of the organization. To strengthen our test business, we welcome Mel Ogmen as the new Vice President – Operations for Greenlight Power Technologies. Mel brings valuable high technology business expertise and relevant operational and market development experience, in a leadership capacity. The reduction in capital expenditures from some of our key test equipment customers over the past year has had a direct and significant impact on the first half of this year. We have weathered these industry ‘stops and starts’ in the past, and

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have typically rebounded in a stronger position than ever. For the remainder of 2004, we expect our test business to show meaningful improvement.

We are encouraged by the continued momentum in the development of our power products business, as measured by the breadth and scope of our current contract commitments, and the quality of our OEM customers and partners. We currently have contracts to deliver power modules having an aggregate power capacity of approximately one megawatt. Our light mobility initiative has been given a tremendous boost from the success we are achieving in combining the feature sets of two exciting and very compatible new power technologies – fuel cells and ultracapacitors. We have been advancing this hybrid concept in recent initiatives and have realized significant performance improvements as well as cost reductions. We believe these advances will allow current and potential OEM partners to accelerate their expected timeframes for fuel cell commercialization. These innovative energy solutions for a variety of mobility and stationary applications are why Hydrogenics is being increasingly recognized by OEMs around the world for delivering a ‘power package’ that makes sense for their applications.

Strategic Alliances. We continue to secure and solidify key strategic alliances in support of our power product initiatives. During the second quarter Hydrogenics entered into a Master Services Agreement with ChevronTexaco under which we will provide ongoing services to ChevronTexaco on a purchase order basis. The first project under the agreement is a contract to support ChevronTexaco’s DOE-infrastructure project. This project leverages the strengths of both companies – ChevronTexaco’s core technology in fuel processing and Hydrogenics’ engineering and system integration capabilities. Subsequent to the end of the quarter, and in support of our light mobility initiative announced earlier in the year, we signed a five-year Collaboration Agreement with Deere & Company. Also very significant is our progress in stationary back-up power solutions, evidenced by our announcement this quarter of a contract with a world-leading Uninterruptible Power Supply (UPS) provider for stationary back-up power solutions. This customer selected Hydrogenics’ HyPM technology for testing and evaluation. This is a market segment for which Hydrogenics’ compact HyPM packaging is particularly well suited.

The agreements we recently signed with John Deere and ChevronTexaco are indicative of our ability to attract world-class partners who see the potential in hydrogen and fuel cell technologies. We remain true to our horizontal business model of working with key OEM partners and leveraging each others’ investment and expertise to accelerate the path to future commercial markets.

Commercial Power Products. Hydrogenics continues to target its HyPM power module for use in: (i) certain off-road applications in the sub-automotive power range; (ii) premium back-up power and UPS applications; and (iii) vehicle-borne auxiliary power units (APUs). Initial market traction for these products is being driven by significant cost reductions as well as breakthroughs in power module durability and performance. In the area of cost reductions for our commercial power products, we have achieved a 50% reduction in power module production costs for three consecutive years. The Company is on track for similar cost reductions in 2004. In the area of durability and performance milestones, the HyPM 10 power module has, to date, achieved over 3,000 hours of operation with over 4,900 ‘stop-start’ cycles on a singular unit, with minimal degradation of performance, giving us increased confidence that fuel cells are ready to challenge incumbent technologies in certain markets, for example lead-acid battery replacement markets, both vehicular and stationary. As an industry-wide reference point, a 60,000 mile warranty on an internal combustion engine could represent a warranty of as few as 1,000 hours if the vehicle is operated at 60 miles per hour, or 1,500 hours at an average speed of 40 miles per hour.

We are excited with the significant performance improvements that the Company has achieved when using ultra-capacitors in a hybrid configuration with fuel cells. The potential benefits arising from such hybrid configurations include lower cost, improved system dynamics, reduced footprint, improved

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efficiency, and increased application versatility. We believe that these advantages will reduce the time to commercialization for certain early adopting applications which Hydrogenics is targeting. Current Hydrogenics projects that incorporate this hybrid technology architecture include: fork-lifts; transit buses; delivery vans; utility vehicles; military remote power supplies; and auxiliary power.

Lastly, we continue to expand our core technology in PEM electrolysis through the development of tightly packaged HyLYZER hydrogen refueling systems, targeted at single vehicle and small fleet applications. This business strategy offers complete solutions to today’s hydrogen and fuel cell demonstration markets as well as small-scale early commercial installations. We currently have contracts to deliver 4 electrolyzer refuelers which in the aggregate will produce over 200 kilograms of hydrogen per day.

Global Reach. Hydrogenics is diversifying business in Europe and Asia with recent success introducing power module and hydrogen generation products in Asia. We secured our first HyPM sale in Japan for a stationary fuel cell demonstration project with partners Itochu Corporation and Hitachi Zosen.

Going Forward

We are encouraged by the progress we are making to improve our test equipment business and the deliberate steps that we have taken to reestablish our growth as the market and technology leader for all types of fuel cell testing and diagnostic products. The recent booking of over $4.2 million in combined test equipment and testing services orders gives us confidence that our expectation for a recovery in our test business is well-founded.

We intend to continue measuring our success in 2004 based on our financial results. Overall, we remain excited about the range of opportunities before us and are confident that we are well positioned to capture these emerging opportunities. We believe that our 2004 operational achievements will increasingly be recognized by investors as being integral towards our goal for fuel cell commercialization and profitability.

Financial Results – Management’s Discussion and Analysis

This financial review covers our unaudited consolidated interim financial statements for the three and six-month periods ended June 30, 2004 and 2003. This discussion and analysis is dated August 6, 2004 and is intended to assist readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three and six months ended June 30, 2004 and 2003, and our audited annual consolidated financial statements for the year ended December 31, 2003 and the accompanying notes therein.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Overview

We are a leading developer and manufacturer of fuel cell and related new energy technologies. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. To complement our fuel cell product development initiatives, we are also beginning to develop and manufacture hydrogen generation products, which

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include PEM electrolyzer stacks, PEM electrolyzer refueling systems and balance of plant components for reformer-based hydrogen generation systems.

Our business is divided into two segments:

Fuel Cell Test and Diagnostic Equipment. Our commercial series of fuel cell testing and diagnostic equipment are used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

Fuel Cell Power Products. We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow “plug and play” integration into our own fuel cell products or those of original equipment manufacturers. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 65 kW range. Through this business unit we also provide system integration and engineering services to key customers and strategic partners.

Financial Review

Revenues. We generate revenues through the sale of fuel cell test and diagnostic equipment and fuel cell power products. We also generate revenues by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test and diagnostic equipment and fuel cell power products are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to system integration, engineering and testing services are recognized as services are rendered.

When we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project or customized product with a completion cycle spanning multiple quarters.

On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. For these arrangements, revenues are recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, goods have been delivered, and collection is reasonably assured.

We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power unit (APU) modules and engineering services. Power products revenues from engineering services were derived primarily from a long term contract with General Motors, pursuant to which we provided technician and support services to General Motors in connection with its fuel cell program. This contract ended July 31, 2004.

Where we complete R&D work on behalf of government agencies, on a direct or indirect basis, we record these recoveries as R&D grants, not revenues.

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Cost of Revenues. Cost of revenues consists primarily of materials and direct labor relating to engineering, design and build. The cost of providing engineering services, although heavily oriented towards research and development activities, is matched with corresponding revenues and included in cost of revenues.

Gross Profit. We calculate gross profit by deducting the cost of revenues from revenues. Increased gross profit due to revenue growth and consistent gross margins, measured as a percentage of revenues, are important to the achievement of breakeven operating cash flow. Positive gross profit, combined with R&D grants received from government or commercial sources, are used as the primary sources of funding for our market and product development activities.

Operating Expenses

Selling, General and Administrative (SG&A). SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Stock-based Compensation. For stock options granted to employees on or after January 1, 2003, the estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees on or after January 1, 2002, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.

Research and Development (R&D). R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. R&D grants include government funding and monies received under contracts from commercial sources. A significant portion of these R&D grants result in product deliveries and or technology demonstrations. The value of grants received can fluctuate significantly from period-to-period as contracts wind down and new contracts commence at varying schedules.

Amortization of Intangible Assets. The amortization of intangible assets relates both to the intangible assets that we purchased from General Motors in October 2001, as well as the intangible assets acquired upon the January 7, 2003 acquisition of Greenlight.

Results of Operations for the Three and Six Months Ended June 30, 2004 and 2003

Revenues decreased by $3.2 million, or 48%, to $3.6 million for the quarter ended June 30, 2004 compared with $6.8 million for the same period in 2003. The decrease in revenues for the quarter was primarily attributable to a decrease in test revenues of $3.2 million, or 60%, from approximately $5.3 million in 2003 to $2.1 million for the second quarter of 2004. Power products revenues were essentially flat for the quarter ended June 30, 2004. Engineering services, a component of power products revenues, amounted to $0.8 million for the second quarter 2004, essentially flat, compared with the same period in 2003.

For the six months ended June 30, 2004, revenues decreased by $7.6 million, or 50%, to $7.7 million compared with $15.3 million for the six months ended June 30, 2003. Test revenues for the six months ended June 30, 2004 decreased by $7.7 million, or 62%, from $12.4 million in 2003 to $4.7 million in 2004. Test equipment revenues have fluctuated and are expected to continue to fluctuate significantly from period to period and were particularly high in the first two quarters of 2003 due, in part, to the

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acquisition of Greenlight as well as a record level of confirmed orders for test equipment entering 2003. For the six months ended June 30, 2004, power products revenue was $3.0 million compared with $2.8 million for the six months ended June 30, 2003. For the six months ended June 30, 2004, engineering services revenue was $1.5 million compared with $2.1 million for the six months ended June 30, 2003. Excluding engineering services, power products revenues increased $0.8 million, or 114%, to $1.5 million for the six months ended June 30, 2004 compared with $0.7 million for the comparable period in 2003.

We expect to record certain billings related to the production and shipment of power products as R&D grants, including where we provide services or products as a sub-contractor to a customer who is the recipient of government grants. As described above, R&D grants are offset against R&D expense. Given the accounting treatment of these arrangements and given the early development stage of fuel cell markets, power products revenues may fluctuate significantly from period to period.

Following the acquisition of Greenlight on January 7, 2003, and the subsequent transfer of the test division to Burnaby, our Mississauga facility was primarily dedicated to our emerging power products business. Since that time, we have expended a significant effort on power products development and a substantial portion of these efforts are subsidized through R&D grants, as opposed to revenue-generating system integration projects on behalf of customers. It is expected that by taking on these R&D grants to participate in fuel cell demonstrations and prototyping, we will not only recover a substantial portion of our non-recurring engineering expenses, but we will gain introduction to various commercial partners interested in introducing fuel cell solutions into their commercial products.

Cost of revenues decreased by $2.1 million, or 45%, to $2.5 million for the quarter ended June 30, 2004, compared with $4.6 million for the comparable period in 2003.

For the six months ended June 30, 2004, cost of revenues decreased by $4.8 million, or 47%, to $5.4 million compared with $10.2 million for the comparable period in 2003. The decrease for the second quarter and year-to-date is attributable to the decrease in revenues for the periods.

Gross profits decreased by $1.2 million, or 54%, to $1.0 million for the quarter ended June 30, 2004, compared with $2.2 million for the comparable period in 2003. The decrease in gross profits is attributable to the decrease in revenues for the period. Gross profits as a percentage of revenues declined to 29% for the quarter ended June 30, 2004, compared with 33% for the comparable period in 2003. Gross profits as a percentage of revenues will fluctuate based on the mix of products or services sold in a period, the power range of equipment, as well as the proportion of R&D activity in relation to revenues.

For the six months ended June 30, 2004, gross profits decreased by $2.7 million, or 54%, to $2.3 million compared with $5.0 million for the six months ended June 30, 2003.

Increased gross profits due to revenue growth and consistent gross margins, as a percentage of revenues, are important to our commercial sustainability. Gross profits combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities. Gross profits for the quarter ended June 30, 2004 of $1.0 million combined with R&D grants of $1.4 million, totaled $2.4 million representing a decrease of 11%, or $0.3 million, compared with $2.7 million for the same period in 2003. Although R&D grants are not recorded as revenues, we believe that when combined with gross profits, this non-GAAP total provides an indication of the level of products and services activity being undertaken in return for compensation. Gross profits plus grants declined by $1.9 million, or 30%, to $4.4 million for the six months ended June 30, 2004, compared with $6.3 million for the same period of 2003.

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SG&A expenses for the three months ended June 30, 2004 increased $0.1 million, or 3%, to $3.3 million, compared with $3.2 million for the comparable period in 2003. Additional SG&A expenses related to a higher Canadian dollar, and increased occupancy costs were partially offset by a reduction in legal expenses. For the six months ended June 30, 2004, SG&A expenses increased $0.9 million, or 16%, to $6.5 million compared with $5.6 million for the six months ended June 30, 2003. The impact of the higher Canadian dollar was the primary cause of the year-over-year increase.

Employee stock-based compensation expense increased $0.2 million, or 234%, to $0.3 million for the quarter ended June 30, 2004, compared with $0.1 million for the three months ended June 30, 2003. Employee stock options are provided to the majority of employees and are used as an effective tool to recruit and retain employees. Approximately 72% of the stock options awarded in the second quarter, 2004, and the corresponding expenses were attributable to employees other than the Company’s five most highly compensated employees.

Option grants made after January 1, 2003 are being expensed over the period in which services are rendered by employees. As this policy was established in the fourth quarter of 2003, the comparative figures for 2003 have been revised to include the second quarter of 2003’s portion of this expense. In calculating this expense, we made significant estimates and assumptions in determining the estimated fair value of the options granted. Stock options were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50%, expected life of 4 years, expected volatility of between 48% and 77%, and no dividends.

R&D expenses increased by $1.2 million, or 40%, to $4.2 million for the quarter ended June 30, 2004, compared with $3.0 million for the comparable period in 2003. Materials expensed to R&D increased by $0.5 million, or 24% to $2.2 million, compared with $1.7 million for the comparable period in 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.1 million on R&D expenses.

For the six months ended June 30, 2004, R&D expenses increased by $2.6 million, or 58%, to $7.2 million compared with $4.6 million for the six months ended June 30, 2003. For the year-to-date, materials expensed to R&D increased by $1.1 million, or 48% to $3.4 million, compared with $2.3 million for the comparable period in 2003. The year-over-year strengthening of the Canadian dollar had an impact of $0.3 million on R&D expenses.

The increase in R&D for the quarter and year-to-date is primarily attributable to increased R&D expenditures related to our emerging power products business, including: Purolator and IDATech contracts; development activity related to our 10 kW power module; and hydrogen generation initiatives. Production and testing costs related to power products developed and/or shipped as part of a funded R&D program are included in R&D expenses.

R&D grants increased by $0.9 million, or 192% to $1.4 million for the quarter ended June 30, 2004, compared with $0.5 million for the comparable period in 2003. R&D grants can fluctuate from period to period depending on timing of individual program activity and purchase of materials. Substantial projects include IDATech and Purolator for the U.S. Department of Energy and Natural Resources Canada, respectively. As a measure of our success at aligning our efforts with available R&D grants, approximately 62% of our R&D materials were eligible for grants and 69% of our R&D labor was eligible for grants. Typically, the cost recovery ratios for these projects range from 35% up to 100% of eligible costs.

R&D grants increased by $0.8 million, or 64% to $2.1 million for the six months ended June 30, 2004, compared with $1.3 million for the comparable period in 2003. As a measure of our success at aligning our efforts with available R&D grants, approximately 59% of our R&D materials were eligible for

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grants and 60% of our R&D labor was eligible for grants. Typically, the cost recovery ratios for these projects range from 35% up to 100% of eligible costs.

Depreciation of property, plant and equipment was comparable to the prior year at $0.6 million for the second quarter 2004. For the six months ended June 30, 2004, depreciation expense was $1.2 million compared with $1.1 million for the six months ended June 30, 2003.

Amortization of intangible assets decreased by $1.1 million, or 34%, to $2.1 million for the quarter ended June 30, 2004 compared with $3.2 million for the comparable period in 2003. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a declining balance basis. For the six months ended June 30, 2004, amortization decreased by $2.2 million, or 34%, to $4.3 million compared with $6.5 million for the six months ended June 30, 2003.

The corresponding impact on loss per share related to the non-cash amortization of intangible assets for the quarter ended June 30, 2004 was $0.03 per share, compared with $0.06 for the comparable period in 2003.

Integration costs related to the Greenlight acquisition were nil in the second quarter of 2004 compared with $0.3 million for the comparable period in 2003. For the six months ended June 30, 2004, integration costs were nil compared with $0.8 million for the six months ended June 30, 2003.

The integration costs reflected non-recurring expenses relating to integrating Greenlight operations with those of Hydrogenics. The integration of Greenlight was complete as at December 31, 2003.

Interest income, net of bank charges and interest paid, was $0.2 million for the quarter ended June 30, 2004, which was comparable to the same period in the prior year. Despite having the additional proceeds invested from the equity issue in the first quarter, lower short-term interest rates for U.S. dollar investments reduced returns on our portfolio. For the six months ended June 30, 2004, interest income was $0.3 million compared with $0.4 million for the six months ended June 30, 2003.

Foreign currency losses were $0.3 million for the quarter ended June 30, 2004, compared with a gain of $2.2 million for the same period in 2003. The foreign currency losses result primarily from the holding of Canadian dollar denominated short-term investments and the weakening of the Canadian dollar against the U.S. dollar throughout the second quarter of 2004. For the six months ended June 30, 2004, foreign currency losses were $0.7 million compared with foreign currency gains of $4.3 million for the six months ended June 30, 2003. In 2003, foreign currency gains resulted from holding Canadian dollar denominated short-term investments when the Canadian dollar strengthened considerably against the U.S. dollar.

Income tax expense was negligible for the quarter, and comparable with the prior year. Similar to provincial capital tax expense, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for large corporations tax purposes.

Loss increased by $3.0 million, or 54%, to $8.5 million for the quarter ended June 30, 2004 compared with a loss of $5.5 million for the same period in 2003. The increase is primarily attributable to: (i) a decrease of $2.5 million in foreign currency gains; (ii) a decrease of $1.2 million in gross profits associated with the decline in revenues; (iii) an increase of $0.4 million in net R&D expenses; (iv) a $0.2 million increase in stock-based compensation expense; and (v) an increase of $0.1 million in selling, general and administrative expenses. These items were partially offset by: (i) a $1.1 million decrease in non-cash amortization of intangible assets; and (ii) a $0.3 million decrease in integration costs.

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For the six months ended June 30, 2004, the loss increased by $8.0 million, or 101%, to $15.9 million compared with $7.9 million for the six months ended June 30, 2003. The increase is primarily attributable to: (i) a decrease of $5.0 million in foreign currency gains; (ii) a decrease of $2.7 million in gross profits associated with the decline in revenues; (iii) an increase of $1.9 million in net R&D expenses; (iv) a $0.5 million increase in stock-based compensation expense; and (v) an increase of $0.9 million in selling, general and administrative expenses. These items were partially offset by: (i) a $2.2 million decrease in non-cash amortization of intangible assets; and (ii) a $0.8 million decrease in integration costs.

Of the loss for the quarter ended June 30, 2004, $2.6 million was directly attributable to the test segment, $2.9 million to the power products segment and the remainder of $3.0 million was attributable to corporate activities. For the comparable quarter in 2003, $1.6 million of the loss was attributable to the test segment, $4.0 million of the loss was attributable to the power products segment, and a profit of $0.1 million was attributable to corporate activities.

Included in the second quarter loss of $2.6 million for the test segment is $1.8 million of combined amortization and depreciation. Included in the second quarter loss of $2.9 million for the power segment is $1.0 million of combined amortization and depreciation. For the comparable period in 2003 the combined amortization and depreciation for the test and power segments was $1.6 million and $2.2 million, respectively.

Of the loss for the six months ended June 30, 2004, $4.8 million was directly attributable to the test segment, $5.4 million to the power products segment and the remainder of $5.7 million was attributable to corporate activities. For the comparable quarter in 2003, $1.4 million of the loss was attributable to the test segment, $6.3 million of the loss was attributable to the power products segment, and a loss of $0.2 million was attributable to corporate activities.

Basic and diluted loss per share increased by $0.03, or 28%, to $0.13 for the quarter ended June 30, 2004 compared with $0.10 for the comparable quarter in 2003. For the six months ended June 30, 2004, basic and diluted loss per share was $0.26 compared with $0.15 for the six months ended June 30, 2003.

Full time headcount at the end of the second quarter 2004 was 250 employees compared with 258 at June 30, 2003. Headcount is expected to decrease substantially in Q3 2004 with the termination of the GM engineering services contract.

Shares Outstanding: For the quarter ended June 30, 2004, the weighted average number of shares used in calculating the loss per share was 64,579,284. The number of common shares outstanding at June 30, 2004 was 64,609,093. For the quarter ended June 30, 2003, the weighted average number of shares used in calculating the loss per share was 53,063,398. The number of common shares outstanding at June 30, 2003 was 53,082,854. The increase in the number of common shares outstanding was primarily attributable to the follow on offering of 11,373,608 of our common shares completed in February, 2004. See Liquidity and Capital Resources.

Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Stock options outstanding were 3,977,879 as at June 30, 2004, of which 2,142,354 were exercisable. There were 2,470,436 share purchase warrants outstanding, of which 1,976,352 have been released from escrow.

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Liquidity and Capital Resources

At June 30, 2004, we held cash of $0.5 million and short-term investments of $95.2 million, for a combined total of $95.7 million, compared with $2.0 million in cash and $44.7 million in short-term investments at December 31, 2003, for a combined total of $46.7 million.

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for proceeds of $59.6 million. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for proceeds of $2.0 million.

The total cash and short term investments decreased by $9.2 million, or 9%, to $95.7 million between March 31, 2004 and June 30, 2004. This decrease resulted from net cash outflows from operating activities of $7.5 million including an increase in working capital of $2.2 million, capital expenditures of $1.1 million, share issuance costs paid in the quarter of $0.4 million and close to $0.2 million repayment of long-term debt. We continue to align our market and product development efforts with current market opportunities. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short term investment balances.

Capital expenditures for the quarter were $1.1 million, compared with $0.7 million for the second quarter of 2003.

We intend to use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We also intend to use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan. At this time, we have no plans for additional financing. However, if cash on hand and cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

Changes in Accounting Policies

Our accounting policies are described in note 2 of the consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the unaudited consolidated interim financial statements for the period ended June 30, 2004 are unchanged from those disclosed in that note, except that they include the adoption of new accounting standards, with the key changes highlighted below.

(a) Canadian standards

Asset retirement obligations: Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061 “Property, Plant and Equipment”. The

HYDROGENICS CORPORATION

standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships: In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The Company has implemented this guidance effective January 1, 2004. The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

Variable interest entities: Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIEs. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or;

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian GAAP and general standards of financial statement presentation: The CICA has issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP. We adopted these standards effective January 1, 2004. The effect of these standards has not had an impact on the Company’s financial position, results of operations or cash flows.

(b) U.S. standards

Variable interest entities: Effective January 1, 2004, the Company adopted FASB FIN 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. The adoption of FIN 46R did not have an impact on our financial position, results of operations or cash flows.

Forward-looking Statements and Risk Factors

This quarterly report contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the

HYDROGENICS CORPORATION

date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Investors are expected to review the section in Management’s Discussion and Analysis in our 2003 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Balance Sheets
As at June 30, 2004 and December 31, 2003

(thousands of U.S. dollars)

	June 30,	December 31,
	2004	2003

	(unaudited)
Assets
Current assets
Cash	$464	$1,964
Short-term investments	95,248	44,744
Accounts receivable	5,704	7,784
Grants receivable	1,545	506
Inventories	5,396	4,603
Prepaid expenses	1,226	823

	109,583	60,424
Deposits	105	106
Deferred charges	—	795
Property, plant and equipment	6,453	5,552
Future tax assets	2,287	3,258
Intangible assets	11,828	16,084
Goodwill	5,219	5,219

	135,475	91,438

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,002	6,168
Unearned revenue	420	213
Income taxes payable	102	212

	6,524	6,593
Long-term debt	467	619
Deferred research and development grants	134	—
Future tax liabilities	2,287	3,258

	9,412	10,470

Shareholders’ Equity
Share capital and other equity	193,402	132,375
Deficit	(63,293)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	126,063	80,968

	135,475	91,438

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Statements of Operations and Deficit
For the three and six months ended June 30, 2004

(thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

Revenues	$3,578	$6,841	$7,653	$15,250
Cost of revenues	2,546	4,606	5,371	10,237

	1,032	2,235	2,282	5,013

Operating expenses
Selling, general and administrative	3,313	3,212	6,525	5,607
Stock-based compensation	338	101	626	101
Research and development	4,240	3,023	7,237	4,566
Research and development grants	(1,383)	(473)	(2,069)	(1,265)
Depreciation of property, plant and equipment	639	621	1,163	1,144
Amortization of intangible assets	2,128	3,233	4,256	6,466
Integration costs	—	327	—	790

	9,275	10,044	17,738	17,409

Loss from operations	(8,243)	(7,809)	(15,456)	(12,396)

Other income (expenses)
Provincial capital tax	(43)	(48)	(87)	(92)
Interest, net	179	183	344	367
Foreign currency gains (losses)	(333)	2,204	(665)	4,254

	(197)	2,339	(408)	4,529

Loss before income taxes	(8,440)	(5,470)	(15,864)	(7,867)
Current income tax expense	41	40	68	78

Loss for the period	(8,481)	(5,510)	(15,932)	(7,945)
Deficit – Beginning of period	(54,812)	(27,705)	(47,361)	(25,270)

Deficit – End of period	(63,293)	(33,215)	(63,293)	(33,215)

Loss per share
Basic and diluted	(0.13)	(0.10)	(0.26)	(0.15)
Shares used in calculating basic and diluted loss per share	64,579,284	53,063,398	62,459,534	52,893,645

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2004

(thousands of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

Cash provided by (used in)
Operating activities
Loss for the period	$(8,481)	$(5,510)	$(15,932)	$(7,945)
Items not affecting cash
Depreciation of property, plant and equipment	639	621	1,163	1,144
Amortization of intangible assets	2,128	3,233	4,256	6,466
Unrealized foreign exchange (gains) losses	34	(265)	(104)	(912)
Imputed interest on long-term debt	14	11	34	23
Non-cash consulting fees	16	15	33	30
Stock-based compensation	338	101	626	101
Net change in non-cash working capital	(2,190)	2,666	775	—

	(7,502)	872	(9,147)	(1,093)

Investing activities
Decrease (increase) in short-term investments	8,558	1,742	(50,417)	6,563
Purchase of property, plant and equipment	(1,139)	(654)	(2,105)	(1,187)
Business acquisitions, net of cash acquired	—	—	—	(3,301)

	7,419	1,088	(52,522)	2,075

Financing activities
Repayment of long-term debt	(143)	—	(198)	(26)
Common shares issued, net of issuance costs paid	(327)	71	60,368	91

	(470)	71	60,170	65

Increase (decrease) in cash during the period	(553)	2,031	(1,499)	1,047
Effect of exchange rate changes on cash	—	(52)	(1)	(38)
Cash – Beginning of period	1,017	24	1,964	994

Cash – End of period	464	2,003	464	2,003

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

1.	Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.	Unaudited interim consolidated financial statements

The unaudited interim consolidated balance sheet as at June 30, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three and six months ended June 30, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003, and they also include the adoption of new accounting standards described in Note 3. Canadian GAAP, in the case of the Company, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 12. These unaudited interim consolidated financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three and six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2003, and the summary of significant accounting policies included therein. Certain prior year amounts have been reclassified to conform with the current periods’ financial statement presentation.

3.  New accounting standards

         (i)      Canadian standards

Asset retirement obligations
Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations”, which replaced the guidance on future removal and site restoration costs included in CICA Handbook Section 3061 “Property, Plant and Equipment”. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

Hedging relationships
In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The Company implemented this guidance effective January 1, 2004. The adoption of this accounting guidance had no impact on the Company’s financial position, financial statement presentation or results of operations.

Variable interest entities
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 15 on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires the Company to identify VIEs in which the

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

Company has an interest, determine whether the Company is the primary beneficiary of such entities and, if so, to consolidate the VIEs. A VIE is an entity in which:

•	the equity is not sufficient to permit that entity to finance its activities without external support; or

•	equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The adoption of this guideline did not have an impact on the Company’s financial position, results of operations or cash flows.

Canadian generally accepted accounting principles and general standards of financial statement presentation
The CICA issued new accounting standards surrounding Canadian GAAP and general standards of financial statement presentation, which lay out a framework for the application of Canadian GAAP and the fair presentation of financial standards in accordance with Canadian GAAP. The Company adopted these standards effective January 1, 2004. The effect of adopting these standards had no impact on the Company’s financial position, results of operations or cash flows.

         (ii)      U.S. standards

Variable interest entities
Effective January 1, 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Financial Interpretation (“FIN”) 46R, “Consolidation of Variable Interest Entities”. Under FIN 46R, if an entity is determined to be a VIE, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. The adoption of FIN 46R had no impact on the Company’s financial position, results of operations or cash flows.

4.	Inventories

	June 30,	December 31,
	2004	2003

Raw materials	$3,095	$1,988
Work-in-progress	1,644	2,200
Finished goods	657	415

	$5,396	$4,603

5.	Warranties

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the six months ended June 30, 2004:

Balance, December 31, 2003	$845
Accruals for warranties issued during the period	438
Settlements made during the period	(340)

Balance, June 30, 2004	$943

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

6.	Shareholders’ equity

Changes in shareholders’ equity for the six months ended June 30, 2004 are as follows:

						Foreign
	Common shares					Currency	Total
				Contributed		Translation	Shareholders
	Number	Amount	Warrants	Surplus	Deficit	Adjustment	Equity

Balance at December 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968
Issuance of common shares as a result of public offering	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	126,838	242	—	—	—	—	242
Stock-based consulting expense	—	—	—	33	—	—	33
Stock-based compensation expense	—	—	—	626	—	—	626
Net loss	—	—	—	—	(15,932)	—	(15,932)

Balance at June 30, 2004	64,609,093	$187,249	$4,722	$1,431	$(63,293)	$(4,046)	$126,063

On February 3, 2004, the Company completed the sale of 11,000,000 common shares of the Company at $5.75 (CDN$7.63) per share for proceeds of $59,613. Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale of an additional 373,608 common shares on February 13, 2004 for proceeds of $2,025. Combined proceeds of the 11,373,608 common shares were $60,126, net of issue costs of $1,512.

7.	Employee stock-based compensation

For the three and six months ended June 30, 2004, a total of 823,808 stock options were granted under the Company’s employee stock option plan.

Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense over the period in which the related employee services are rendered, based on the estimated fair value at the date of the grant. Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.50% to 4.86%, expected life of four years, expected volatility of between 48% and 77% and no dividends.

Had the Company determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for stock options granted in the year ended December 31, 2002, the pro-forma loss and pro-forma basic and diluted loss per share would be as follows:

	Three months ended		Three months ended
	June 30, 2004		June 30, 2003

	Basic and diluted loss		Basic and diluted loss
	per share		per share
Loss for the period	$(8,481)	$(0.13)	$(5,510)	$(0.10)
Additional stock-based compensation expense	(50)	—	(490)	(0.01)

Pro forma loss for the period	$(8,531)	$(0.13)	$(6,000)	$(0.11)

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

	Six months ended		Six months ended
	June 30, 2004		June 30, 2003

	Basic and diluted loss		Basic and diluted loss
	per share		per share
Loss for the period	$(15,932)	$(0.26)	$(7,945)	$(0.15)
Additional stock-based compensation expense	(112)	—	(577)	(0.01)

Pro forma loss for the period	$(16,044)	$(0.26)	$(8,522)	$(0.16)

8.	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. For the three and six months ended June 30, 2004, the weighted average number of common shares outstanding was 64,579,284 and 62,459,534 respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share, as the effect would be anti-dilutive.

9.	Segmented financial information

Management organizes and analyzes the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include the provision of corporate activities such as treasury functions, corporate accounting, insurance and administration.

Financial information by reportable segment for the three and six months ended June 30, 2004 and 2003 is as follows:

	Three months ended June 30, 2004				Three months ended June 30, 2003

		Power				Power
	Test	products	Other	Total	Test	products	Other	Total

Revenue from external customers	$2,147	$1,431	$—	$3,578	$5,369	$1,472	$—	$6,841
Amortization of intangible assets	1,182	946	—	2,128	1,341	1,892	—	3,233
Depreciation of property plant and equipment	574	65	—	639	305	316	—	621
Interest income	—	—	207	207	—	—	214	214
Interest expense	—	—	28	28	—	—	31	31
Income tax expense	—	—	41	41	—	—	40	40
Segment loss (i)	$(2,625)	$(2,854)	$(3,002)	$(8,481)	$(1,579)	$(4,013)	$82	$(5,510)

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

	Six months ended June 30, 2004				Six months ended June 30, 2003

		Power				Power
	Test	products	Other	Total	Test	products	Other	Total

Revenue from external customers	$4,682	$2,971	—	$7,653	$12,411	$2,839	—	$15,250
Amortization of intangible assets	2,364	1,892	—	4,256	2,682	3,784	—	6,466
Depreciation of property plant and equipment	988	175	—	1,163	509	635	—	1,144
Interest income	—	—	400	400	—	—	435	435
Interest expense	—	—	56	56	—	—	68	68
Income tax expense	—	—	68	68	—	—	78	78
Segment loss (i)	$(4,839)	$(5,388)	$(5,705)	$(15,932)	$(1,388)	$(6,366)	$(191)	$(7,945)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

Purchases of intangible assets and goodwill during the six months ended June 30, 2003 were $13,505 and $5,219, respectively. There have been no further purchases of intangible assets and goodwill since then.

At June 30, 2004, intangible assets and goodwill relating to the Company’s Test segment are $6,151 and $5,219 (December 31, 2003 — 8,516 and 5,219), respectively. Intangible assets and goodwill relating to the Company’s Power products segment as at June 30, 2004 are $5,677 and $nil (December 31, 2003 — 7,568 and $nil), respectively. The Company currently does not allocate its remaining assets of $118,428 (December 31, 2003 — $70,135) among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

Revenues and cost of revenues are derived from products and services as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003
Revenues
Products	$2,373	$5,124	$5,412	$11,864
Services	1,205	1,717	2,241	3,386

	$3,578	$6,841	$7,653	$15,250

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003
Cost of revenues
Products	$1,852	$3,721	$3,877	$7,969
Services	694	885	1,494	2,268

	$2,546	$4,606	$5,371	$10,237

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

The distribution of revenues determined by location of customers is as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

United States	$1,830	$4,904	$3,389	$9,315
Japan	1,473	506	3,070	2,793
United Kingdom	8	109	30	240
France	—	101	867	680
Germany	5	885	13	1,778
Rest of world	262	336	284	444

	$3,578	$6,841	$7,653	$15,250

10.	Integration costs

Integration costs relate to reorganizing and alignment activities associated with the acquisition of businesses. Integration activities were complete at December 31, 2003.

Integrations costs during the three months and six months ended June 30, 2004 and June 30, 2003 included the following:

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

Relocation and retention charges	$—	$121	$—	$381
Termination benefits	—	45	—	119
Consulting and information systems	—	36	—	102
Travel and accommodation	—	57	—	111
Other	—	68	—	77

	$—	$327	$—	$790

All integration costs are related to the Test segment.

11.	Business acquisitions

There were no business acquisitions during the three and six month periods ended June 30, 2004.

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies, Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designed and manufactured test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 (CDN$29,472) exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762. The value of the 4,164,093 common shares was determined based on the average market price of the Company’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax assets	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

12.	Differences between Canadian and United States generally accepted accounting principles

The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliation of loss from Canadian GAAP to conform with U.S. GAAP is as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2003	2004	2003

Loss for the period based on Canadian GAAP	$(8,481)	$(5,510)	$(15,932)	$(7,945)
Additional stock-based compensation (i)(b)	(8)	(45)	(23)	(105)

Loss and comprehensive loss for the period based on U.S. GAAP	(8,489)	(5,555)	(15,955)	(8,050)

Basic and diluted loss per share based on U.S. GAAP	(0.13)	(0.10)	(0.26)	(0.15)
Weighted average number of shares used in calculating basic and diluted loss per share	64,579,284	53,063,398	62,459,534	52,893,645

(i)	Stock-based compensation

(a)	Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Company recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

HYDROGENICS CORPORATION

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except share and per share amounts unless otherwise noted)

(b)	Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Company uses the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. The compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. As at June 30, 2004, U.S. GAAP equity balances for deferred stock-based compensation and stock options outstanding are $8 and $5,519, respectively.

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). There were no items of other comprehensive income (loss) for the three and six months ended June 30, 2004 and 2003. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

HYDROGENICS CORPORATION

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com